

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

May 25, 2017

Via E-mail
Bruce D. Batkin
Chief Executive Officer
Terra Secured Income Fund 5, LLC
805 Third Avenue, 8th Floor
New York, New York 10022

> **Re:** **Terra Secured Income Fund 5, LLC**
> **Registration Statement on Form 10-12G**
> **Filed April 28, 2017**
> **File No. 000-55780**

Dear Mr. Batkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective automatically 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

1940 Act Exclusion, page 13

2. We note your disclosure that you originate, structure and fund real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and other loans related to high-quality commercial real estate in the United States. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

3. Please revise your disclosure to provide the spread between the yield on assets and costs of funds. To the extent applicable, please discuss material trends in the spread (or individual components of the spread) to the extent driven by management's decisions or tell us why this information is not material.

Overview, page 39

4. You refer to a portfolio weighted average interest rate of 12.38% and a net investment portfolio average interest rate of 13.5%. Please revise to explain the reason behind the increase in the interest rate on a net basis.

Liquidity and Capital Resources, page 48

5. Please revise your disclosure to discuss expected loan maturities, if any, and repayments that will be due in the next fiscal year as well as the capacity of any facilities to cover such contractual obligations.

Expense Reimbursement, page 54

6. Please clarify whether you will directly or indirectly reimburse your manager for your allocable share of compensation paid to the named executive officers who serve through your REIT subsidiary. If so, please revise your disclosure to specify any amounts reimbursed for salaries or benefits of named executive officers, as applicable.

Terra Secured Income Fund 5, LLC
Consolidated Statements of Financial Condition, page F-3

7. Please revise the face of the statements to include a line item identifying the total of liabilities and members' capital.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel, Office of Real
Estate and Commodities